1 BAILEY KENNEDY
   DENNIS L. KENNEDY
2 Nevada Bar No. 1462
   JOSHUA M. DICKEY
3 Nevada Bar No. 6621
   8984 Spanish Ridge Avenue
4 Las Vegas, Nevada 89148-1302
   (702) 562-8820 Telephone
5 (702) 562-8821 Facsimile
   DKennedy@BaileyKennedy.com
6 JDickey@BaileyKennedy.com

7 MAYER BROWN LLP
   NEIL M. SOLTMAN
8 KRISTEN A. ROWSE
   350 South Grand Avenue, 25th Floor
9 Los Angeles, California 90071-1503
   (213) 229-9500 Telephone
10 (213) 625-0248 Facsimile
   (*Will comply with L.R. IA 10-2 within 20 days*)

11
   ATTORNEYS FOR PLAINTIFF
12 FLEX FUELS ENERGY, INC.

13 SNELL & WILMER LLP
   CYNTHIA LeVASSEUR
14 Nevada Bar No. 6718
   3883 Howard Hughes Parkway, Suite 1
15 Las Vegas, NV 89169
   (702) 784-5200 Telephone
16 (702) 784-5252 Facsimile

17 HUNTON & WILLIAMS
   GREGORY LITTLE
18 200 Park Avenue
   New York, New York 10166-0091
19 (212) 309-1000 Telephone
   (212) 309-1100 Facsimile
20 (*Will comply with L.R. IA 10-2 within 20 days*)

21 ATTORNEYS FOR PLAINTIFF
   BRIAN BARROWS
22

23   **UNITED STATES DISTRICT COURT**

24   **DISTRICT OF NEVADA**

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1

2

3 FLEX FUELS ENERGY, INC. and BRIAN)
   BARROWS,   )   Civil Action No.
)
4   Plaintiff,   )
)
5   vs.   )   **COMPLAINT**
)   **(DEMAND FOR JURY TRIAL)**
6 THOMAS BARR,   )
)
7   Defendant.   )
   _____)

8

9   Plaintiffs Flex Fuels Energy, Inc. ("Flex Fuels" or "Company") and Brian Barrows

10 ("Barrows" and, collectively with Flex Fuels, "Plaintiffs"), as and for their Complaint against

11 Defendant Thomas Barr ("Defendant Barr"), by their undersigned counsel, hereby allege as

12 follows:

13   **ALLEGATIONS INCORPORATED INTO EACH CLAIM FOR RELIEF**

14   **I.**

15   **PARTIES**

16   1.   Plaintiff Flex Fuels is a Nevada corporation with its principal place of business

17 located in the United Kingdom. Flex Fuels is a public company that trades on the OTC Bulletin

18 Board and is subject to the jurisdiction and regulation of, among others, the United States

19 Securities and Exchange Commission ("SEC") and the United States Financial Institution

20 Regulatory Authority ("FINRA").

21   2.   Plaintiff Barrows, an individual, is the Chief Executive Officer and Chairman of

22 the Board of Directors of Flex Fuels. Barrows is a resident of the United Kingdom.

23   3.   Defendant Barr, an individual, is a member of the Board of Directors of Flex

24 Fuels. Defendant Barr is a resident of the United Kingdom.

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2

II.

JURISDICTION AND VENUE

4.   This Court has jurisdiction over Plaintiffs' claims because, among other things, Defendant Barr has purposely availed himself of the protection of the laws of Nevada and has purposefully established contacts within this state and District. Plaintiffs' claims and Defendant Barr's contacts within this State arise from the same set of facts, as alleged herein.

5.   This Court has subject matter jurisdiction over Plaintiffs' federal claims pursuant to 28 U.S.C. § 1331 and supplemental jurisdiction over the remaining claims pursuant to 28 U.S.C. § 1367, as such claim(s) are so related to Plaintiffs' federal claims that they form part of the same case or controversy.

6.   Venue is proper in this judicial district because events giving rise to this action occurred in this district, including Defendant Barr's filing of a complaint and an amended complaint within this district on and after July 24, 2008, captioned *Barr v. Barrows, et al.*, Case No. A568118 in the Clark County, Nevada District Court, naming Flex Fuels and Barrows as defendants.

III.

FACTS

7.   Flex Fuels is in the business of exploring for minerals and developing sources of alternative fuels, including biofuels products. Flex Fuels is governed by a Board of Directors currently comprised of three members: Chairman Barrows, James Laird, the Company's Vice President of Mining ("Laird"), and Defendant Barr.

8.   Flex Fuels, then named Malibu Minerals, Inc., was incorporated in Nevada on March 10, 2006. Flex Fuels began as a mining company with Laird as its sole director. In December, 2006, the Company engaged International Capital Partners SA ("ICP") to assist the Company to develop, expand and diversify its business. On December 19, 2006, the Company,

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1   at the request of ICP, appointed Defendant Barr as a second director to serve with Laird.

2   Defendant Barr received approximately 750,000 shares in the Company from ICP and its

3   associates in connection with his acceptance of his appointment as a director of the Company.

4   9.   On December 29, 2006, the Company entered into an agreement with the

5   shareholders of Flex Fuels Energy Limited ("FFEL"), a development stage biofuels business

6   located in the United Kingdom, to acquire their shares of FFEL in consideration for shares in the

7   Company. As a condition to the sale, the Company committed to raise funds to finance the

8   development of FFEL's biofuels business. The Company engaged ICP to assist it in raising

9   these funds through sales of the Company's common stock to investors identified by ICP.

10   10.   On May 29, 2007, the Company, through ICP, closed the private placement of

11   21,538,507 shares of its common stock at $0.90 per share and completed the acquisition of FFEL.

12   The gross proceeds of the placement totaled approximately $20 million. ICP received fees for its

13   services as placement agent of 10% of the proceeds or about $2 million.

14   11.   In connection with the private placement, the Company committed to register the

15   privately-placed shares with the U.S. Securities and Exchange Commission to permit them to be

16   sold and traded through the U.S. public securities markets. To enhance the Company's

17   management capabilities in connection with the registration of its shares with the Securities and

18   Exchange Commission, the Company, on October 17, 2007, appointed Plaintiff Barrows as the

19   Chairman of its Board of Directors and as its Chief Executive Officer and to the same positions

20   at FFEL. Barrows had formerly served as Head of Energy Operations for the Welsh

21   government. In that capacity, Barrows participated in the development of over $15 billion of

22   energy projects and related strategic supply chains, including a 300MW CFB biomass generation

23   plant and the United Kingdom's first major onshore and offshore wind farms. The Company's

24   registration statement became effective on February 28, 2007.

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12.   As a consequence of the foregoing transactions, FFEL became a wholly-owned subsidiary of the Company with access to sufficient capital to pursue its business plan and with a Chief Executive Officer with the experience to implement the business plan and put the Company in a position to attract additional capital to enable it to build and operate facilities for the production of biofuels.

13.   By early Spring 2008, ICP and its investors became concerned that the FFEL business plan could not be implemented within the budgets and time frames set out by the shareholders of FFEL at the time of the Company's acquisition of FFEL. The Company's share price, after reaching a high of $2.37 in August 2007, had declined to significantly below the price at which the Company sold shares in the private placement in May 2007. ICP and Defendant Barr were concerned that their reputation among ICP's investors would be severely damaged as a result of placing them in a company with a deteriorating share price and a business plan that would take longer to implement than originally envisioned. This could affect ICP's ability to raise cash in the future for other projects and its ability to generate placement fees for itself. Barr's profitable business relationship with ICP and companies financed by ICP would suffer correspondingly.

14.   Investors introduced to the Company by ICP are also investors in other companies financed by ICP, including Index Oil & Gas ("Index") and Four Rivers BioEnergy, Inc. ("4Rivers"). In March, 2008, ICP proposed a transaction in which Index would acquire the Company in a share-for-share exchange. Index and the Company engaged in initial discussions, but the deal had no apparent commercial synergies. Index had little interest in the Company's biofuels business and appeared primarily interested in obtaining access to the Company's significant cash resources. In any event, Index did not make an offer and discussions terminated.

15.   ICP next proposed that the Company engage in a transaction with 4Rivers, a U.S. publicly-traded company engaged in developing a biodiesel business in the United States.

1   Defendant Barr was a substantial shareholder of 4Rivers and had commercial relationships with

2   4Rivers. 4Rivers proposed a transaction in which the Company first would use substantially all

3   its cash to purchase new shares of 4Rivers; 4Rivers then would acquire FFEL from the Company

4   for further 4Rivers shares and warrants; and, finally, the Company would distribute the acquired

5   4Rivers shares and warrants to the Company's shareholders by way of a liquidating dividend.

6   16.   The transaction, as proposed, had obvious advantages for 4Rivers and its

7   shareholders, including Barr. It gave 4Rivers an immediate infusion of $12.8 million in cash to

8   finance its U.S. biodiesel project and control of a U.K. biofuels business. In exchange, 4Rivers

9   proposed to give up shares amounting to only 15% of the merged company and warrants whose

10   only value was their the right to acquire 4Rivers shares at a future date.

11   17.   The proposed transaction from the Company's perspective, however, made little

12   sense. There were no apparent synergies between 4Rivers and the Company. 4Rivers was

13   undertaking a biodiesel project in the United States; the Company was undertaking a biofuels

14   project in the United Kingdom. 4Rivers did not have sufficient resources or access to capital to

15   fund the Company's business plan. Indeed, 4Rivers needed the Company's cash to fund its own

16   project. The costs of the transaction – the preparation and circulation of proxy materials to the

17   Company's shareholders in connection with the transaction and the preparation and circulation of

18   prospectuses covering the distribution to them of the 4Rivers consideration shares and warrants –

19   would largely be borne by the Company. The transaction also was conditional on the former

20   shareholders of FFEL agreeing to exchange their approximately 35% interest in the Company for

21   a 10% interest in FFEL, making completion of the transaction highly uncertain.

22   18.   Barrows, in his capacity as Chairman of the Board of Directors of the Company,

23   sought advice from counsel to ensure that the Board, in considering the 4Rivers proposal,

24   satisfied the heightened fiduciary obligations imposed on directors of Nevada public companies

25   when considering a change of control transaction, especially one where the Company would first

1   be required to use substantially all its cash to purchase a minority interest in the acquiring

2   company. Barrows' primary concern was that Barr, as a shareholder of 4Rivers and also as

3   someone with commercial relationships with 4Rivers and ICP, could not participate in the

4   deliberations of the Flex Fuel's Board regarding the 4Rivers proposal without subjecting the

5   directors of the Company to a significant risk of liability for failure to act with the necessary

6   degree of independence and lack of personal self interest. Counsel confirmed the validity of

7   Barrows' concerns.   Barrows duly reported this advice to Barr and precluded him from

8   participating in the negotiations with 4Rivers and in the Board's deliberations as to whether to

9   pursue a deal with 4Rivers.

10   19.   Barr, contrary to the direction of the Chairman and in breach of his fiduciary

11   duties to the shareholders of the Company, refused to disqualify himself from the Board's

12   deliberations regarding the 4Rivers transaction.   Instead, despite his conflict of interest, he

13   became the transaction's sole advocate within the Company. On several occasions he forcefully

14   berated Barrows for not pursuing the transaction more actively. Barr contacted ICP and 4Rivers

15   directly (and without Board authority) to discuss the transaction with them. These contacts

16   increased to the point that 4Rivers' Chief Executive Officer advised Barrows that Barr had to be

17   included in a proposed meeting to discuss the transaction.

18   20.   Defendant Barr also intensively lobbied Laird, the Company's other director, to

19   join with Barr in pursuing the transaction with 4Rivers. Laird, after analyzing the 4Rivers

20   transaction, independently determined that it was not in the best interests of the Company,

21   characterizing it as a "cash grab" of the Company's reserves. Laird also concluded that his

22   physical location near Vancouver, Canada and his background in mining (rather than in

23   alternative energy) made it difficult for him to participate in deliberations regarding the sale of

24   the Company, especially in light of Defendant Barr's growing hostility. He, accordingly, signed

25   a letter of resignation as a director of the Company on May 16, 2008. The Board of Directors of

1   the Company neither requested nor accepted Laird's resignation. Laird promptly reconsidered

2   and, at the request of Barrows, in his capacity as Chairman of the Board of the Company, orally

3   withdrew his resignation letter two days later. Laird continued to perform all his duties as a

4   director of the Company without interruption.

5   21.   During the course of negotiations with 4Rivers, the Company's share price

6   sharply declined, reaching a low of $0.12 on May 19, 2008. Sales arranged by ICP, in an effort

7   to put pressure on the Board of Directors of the Company to accept the 4Rivers proposal, may

8   account for this decline. FINRA, the largest non-governmental regulator for securities firms

9   doing business in the United States, has informed the Company that it is investigating whether

10   improper trading occurred in the Company's shares during this period.

11   22.   On May 28, 2008, 4Rivers withdrew its proposal to acquire the Company. By

12   email to Barrows the following day, Defendant Barr stated that he was "horrified" at this

13   occurrence and expressed the view that the offer was at a material premium to the Company's

14   capitalization and may have offered a "soft landing" to the Company's stockholders. As it turns

15   out, Defendant Barr was wholly wrong in his evaluation of 4Rivers' final offer. At the close of

16   the markets on October 1, 2008, the Company's market capitalization was $20.8 million and the

17   4Rivers' share price had declined by over 30%. Rather than offering a material premium to the

18   Company's stockholders, the transaction, if effected, would have resulted in a substantial loss of

19   value (based on October 1 share values) to the Company's stockholders. The Company would

20   have paid $12.8 million cash for shares in 4Rivers that are now worth $9.5 million and given

21   4Rivers 90% of FFEL in exchange for shares in 4Rivers now worth $8.2 million.

22   23.   Thwarted in his efforts to effect the sale of the Company to an ICP client,

23   Defendant Barr, in coordination with ICP and its associates, began a campaign to gain control of

24   the Company by other means. On July 15, 2008, two months after Laird wrote and rescinded his

25   resignation letter, Defendant Barr falsely represented to MDM Corporate Filers, Inc. ("MDM"),

1 the Company's agent for purposes of filing documents with the Securities and Exchange

2 Commission, that Barr had the Company's authority to file a current report on Form 8-K with the

3 Securities and Exchange Commission, stating that Mr. Laird had resigned as a director of the

4 Company on May 16, 2008. On the basis of Defendant Barr's false representation, MDM filed

5 the report electronically, and thereby publicly announced to the financial markets that Laird was

6 no longer a director of the Company. Not only was this filing factually inaccurate, it was

7 unauthorized by the Board or Barrows in his capacity as the Company's Chief Executive Officer.

8 Had Defendant Barr requested permission of the Chairman and Chief Executive Officer to file

9 his proposed Form 8-K on the Company's behalf, such permission would have been denied.

10   24.   Upon learning of Defendant Barr's unauthorized filing, Flex Fuels immediately

11 filed an accurate and corrected Form 8-K with the SEC on July 16, 2008, stating that the July 15

12 filing by Defendant Barr had been made without authorization.

13   25.   On or about July 22, 2008, Plaintiff Barrows called a special meeting of the Board

14 in order to consider disciplining Defendant Barr for his misconduct in causing the false and

15 unauthorized SEC filing.

16   26.   In the face of potential disciplinary proceedings and following the failure of the

17 4Rivers transaction, Defendant Barr then filed a lawsuit against Barrows and Laird personally on

18 July 24, 2008 in the District Court of Clark County, Nevada, seeking, *inter alia*, an injunction to

19 block Barrows and Laird from holding any Board meetings, to avoid all discipline against him so

20 as to permit him to continue to breach his fiduciary duties to the Company, to prevent Laird from

21 acting as a Director, to disrupt legitimate corporate elections, and thereby to force the Company

22 into inaction because, without Laird, the only directors would be Barrows and Defendant Barr,

23 and Defendant Barr would refuse to agree to any proposal made by Barrows. Defendant Barr

24 subsequently amended his complaint to add the Company as a defendant on August 4, 2008.

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27.   Additionally, on or about July 18, 2008, Defendant Barr contacted Merchant Technology Limited ("MTI"), a third-party vendor responsible for managing the remote computer server that houses all of Flex Fuels' emails. Defendant Barr requested that an MTI employee access Barrows' personal email account within the Company's server and provide a copy of the entire mailbox to Defendant Barr. Defendant Barr falsely represented to MTI that he was making such a request on behalf of Flex Fuels when, in fact, Flex Fuels had never authorized that request. After receiving a copy of Barrows' personal mailbox, Defendant Barr specifically asked the MTI employee to search for and provide certain emails from Barrows' account related to Defendant Barr's conflict of interest in the 4Rivers transaction, as well as emails from the account of another Flex Fuels employee. Defendant Barr again falsely represented to MTI that he required this access to protect the Company. Defendant Barr was never authorized by anyone at the Company with such authority or Barrows to request, copy, or view any of these emails.

28.   In accessing Barrow's emails, Defendant Barr also reviewed draft emails stored by Barrows in his personal email account and took screenshots of Barrows' personal Outlook Inbox. Defendant Barr then attached those draft emails and screenshots to correspondence sent to other Flex Fuel employees, again without the authorization or knowledge of any authorized agent of the Company or Barrows.

29.   Plaintiffs learned of Defendant Barr's unauthorized access to the Company's email system and to Barrow's private mailbox on or about July 28, 2008. Defendant Barr admitted on July 29, 2008 to Barrows that he had undertaken this unauthorized access.

30.   Over the past months, Defendant Barr repeatedly has harassed and pestered members of management (which he is not) for operational information that he has no right to receive and that is unrelated to any pending decision of the Board. Such activities by Defendant Barr interfere with management's ability to efficiently and effectively operate the Company, and

are undertaken by Barr for the primary purpose of gathering information to use in his challenge to the Board and the day to day management of the Company on behalf of his dissident shareholder group, and are thus not in the Company's best interests but rather in the interests of the dissident shareholder group, which Defendant Barr continually seeks to promote.

31.   In particular, Defendant Barr pestered management of the Company to extract cash invested in its operating subsidiary, FFEL, so that it would not be available for investment in the Company's biofuels business. Defendant Barr and ICP's objective was to have this cash available to them and ICP's clients, once Defendant Barr and ICP succeeded in gaining control of the Company.

32.   During this period, Defendant Barr had numerous communications with representatives of ICP and stockholders of the Company in an effort to orchestrate a campaign to force Barrows' resignation and thereby put Defendant Barr and his allies in control of the Company and its cash. Plaintiff is informed and believes that Defendant Barr encouraged representatives of ICP and stockholders of the Company to telephone and write to Barrows accusing him, without basis and often using abusive language, of mismanagement and malfeasance and threatening legal action against him.

FIRST CLAIM FOR RELIEF

Breach of Fiduciary Duty
(By Plaintiff Flex Fuels Against Defendant Barr)

33.   Plaintiff hereby re-alleges and incorporates by reference paragraphs 1-32 above.

34.   As a director of Flex Fuels, Defendant Barr owes a fiduciary duty to the Company and its stockholders. Defendant Barr's conduct, as alleged herein, is in breach of his fiduciary duties of care and of loyalty as a Director. Defendant Barr has violated his duty of care by failing to act on an honest, informed basis and in the best interests of the Company, including, but not limited to, by filing without authority an inaccurate Form 8-K, furnishing inside confidential information to selected stockholders with whom he shares a common economic

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interest, by seeking to delay and disrupt corporate elections, by accessing, without authorization, the Company's email server and the private email accounts of other Board members and employees and by harassing, interfering with and otherwise preventing members of management from efficiently and effectively performing their duties.

35.   Defendant Barr has violated his duty of loyalty as a Director by failing to act in good faith in the best interests of the Company and of the shareholders and by acting in his own interest, to the detriment of the Company and its stockholders. Defendant Barr's conduct, as alleged herein, has disrupted the orderly governance of the Company and has caused damage to the value of the Company, in amount to be determined by this Court.

36.   Pursuant to NRS § 78.138(7), Defendant Barr is personally liable for breaching his fiduciary duties, as alleged herein, as his breach involved intentional misconduct, fraud, and/or a knowing violation of the law. Defendant Barr's conduct, including accessing the private email accounts of other employees and filing a Form 8-K without authorization, was both intentional and a clear, knowing violation of the law.

37.   As a result of Defendant Barr's conduct, Flex Fuels has suffered, and continues to suffer, monetary damages in amounts impossible to determine and irreparable harm for which it has no adequate remedy at law.

SECOND CLAIM FOR RELIEF

Interference With Corporate Governance/Request for Injunctive Relief
(By Plaintiff Flex Fuels Against Defendant Barr)

38.   Plaintiff hereby re-alleges and incorporates by reference paragraphs 1-37 above.

39.   By his conduct, as alleged herein, Defendant Barr has improperly interfered with the governance and business affairs of Flex Fuels and its Board of Directors.

40.   As a result of Defendant Barr's conduct, Flex Fuels has suffered, and continues to suffer, monetary damages and irreparable harm for which it has no adequate remedy at law.

41.   Flex Fuels is therefore entitled to injunctive relief in order to prevent further improper and unlawful interference by Defendant Barr in the governance and business affairs of Flex Fuels. Flex Fuels seeks an order enjoining and restraining Defendant Barr from:

(a)   Seeking to communicate or communicating with third parties as, or holding himself out as, an authorized representative of Flex Fuels;

(b)   Seeking to make or publish or making or publishing any statement or representation on behalf of Flex Fuels to any third party, including but not limited to, third parties with which Flex Fuels has a business relationship;

(c)   Seeking to access, accessing, or causing any other individual to access, any email account owned or used by Flex Fuels or any employee, officer or director of Flex Fuels, other than his own;

(d)   Seeking to file, filing or causing to be filed any further documents with the SEC that are related to Flex Fuels;

(e)   Seeking to provide or providing any unauthorized information to any shareholders of Flex Fuels; and

(f)   Seeking to take or taking any actions related to the governance of Flex Fuels.

THIRD CLAIM FOR RELIEF

Violation of Securities Exchange Act
(By Plaintiff Flex Fuels Against Defendant Barr)

42.   Plaintiff hereby re-alleges and incorporates by reference paragraphs 1-41 above.

43.   Pursuant to the Securities Exchange Act of 1934, § 13(d), 15 U.S.C.A. § 78m(d), any person acquiring beneficial ownership of five percent or more of a corporation's common stock is required to file with the SEC, within ten days of that acquisition, a statement containing the information required by Schedule 13D and/or 13G and to disclose such information to the corporation. A "person" for the purposes of the Act includes a group of shareholders who agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities.

44.   Defendant Barr has agreed to act together with several other dissident shareholders for the purpose of furthering a common objective in acquiring, holding, voting or disposing of equity securities of Flex Fuels. Plaintiffs are informed and believe that, in the

aggregate, this group holds more than five percent of the common stock of Flex Fuels. Despite acting as a group for the purposes of § 13(d), Defendant Barr and his fellow dissident shareholders have never made the requisite disclosures or filings with the SEC.

45.   By his conduct, as alleged herein, Defendant Barr has therefore violated the Securities Exchange Act, 15 U.S.C. § 78m(d).

46.   As the issuer corporation, Flex Fuels has standing to seek injunctive relief under § 13(d) to require Defendant Barr and his group of dissident shareholders to make the necessary SEC filing and disclosures to Flex Fuels.

47.   As a result of Defendant Barr's unlawful conduct, Flex Fuels is entitled to injunctive relief enjoining and restraining Defendant Barr or any of the "group" of shareholders from taking any further joint action to acquire, hold, vote or dispose of their Flex Fuels shares until all required SEC filings and disclosures have been made.

FOURTH CLAIM FOR RELIEF

Violation of Computer Fraud and Abuse Act (18 U.S.C. § 1030)
(By Plaintiffs Flex Fuels and Barrows Against Defendant Barr)

48.   Plaintiffs hereby re-allege and incorporate by reference paragraphs 1-47 above.

49.   Plaintiffs' computers are "protected computers" within the meaning of 18 U.S.C. § 1030, as they are used in interstate or foreign commerce or communication.

50.   Defendant Barr, in violation of 18 U.S.C. § 1030)(a)(5), intentionally accessed a protected computer without authorization, or exceeded any such authorization, by gaining access to the Company's computer server and the private email accounts of Plaintiff Barrows and others, and thereby unlawfully obtained information from that computer.

51.   By his conduct as alleged herein, Defendant Barr intentionally or recklessly caused damage to Plaintiffs, including, but not limited to, impairment to the integrity and availability of the Company's email system and the data contained therein, impairment to Barrows' email account and email communications, and disruption of, and damage to, Plaintiffs'

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business operations. Defendant Barr's conduct caused losses to Plaintiffs including monetary damages aggregating at least $5,000 between September 2007 and September 2008, lost revenue and/or goodwill, and losses incurred in responding to Defendant Barr's conduct and the investigation of and/or repair to Plaintiffs' email storage systems. The intended and actual detrimental effects of Defendant Barr's actions occurred, *inter alia*, in the United Kingdom and in Nevada.

FIFTH CLAIM FOR RELIEF

Violation of Stored Communications Act (18 U.S.C. § 2701)
(By Plaintiffs Flex Fuels and Barrows Against Defendant Barr)

52. Plaintiffs hereby re-allege and incorporate by reference paragraphs 1-51 above.

53. Defendant Barr, in violation of 18 U.S.C. § 2701, knowingly and intentionally accessed without authorization, or exceeded any authorization to access, a facility through which an electronic communication service is provided, and to which Plaintiffs subscribe, as alleged herein.

54. Defendant Barr used such unauthorized access to obtain and alter electronic communications while they were in electronic storage in that system. The intended and actual detrimental effects of Defendant Barr's actions occurred, *inter alia*, in the United Kingdom and in Nevada.

55. As a result of Defendant Barr's unlawful conduct, Plaintiffs are entitled to compensatory damages, all profits obtained by Defendant Barr as a result of his conduct, punitive damages, and attorneys' fees pursuant to 18 U.S.C. § 2707. Plaintiffs are further entitled to injunctive and declaratory relief enjoining and restraining Defendant Barr from further unauthorized access of Plaintiffs' computer servers and email accounts and ordering that Defendant Barr turn over to Plaintiffs all information and copies thereof obtained from such accounts.

PRAYER FOR RELIEF

WHEREFORE, Plaintiffs pray for:

1.   Compensatory damages for losses sustained as a result of Defendant Barr's conduct;

2.   A preliminary and permanent injunction enjoining Defendant Barr from further interference with the governance and business affairs of Flex Fuels, including enjoining Defendant Barr from:

(a)   Seeking to communicate or communicating with third parties as, or holding himself out as, an authorized representative of Flex Fuels;

(b)   Seeking to make or publish or making or publishing any statement or representation on behalf of Flex Fuels to any third party, including but not limited to, third parties with which Flex Fuels has a business relationship;

(c)   Seeking to access, accessing, or causing any other individual to access, any email account owned or used by Flex Fuels or any employee, officer or director of Flex Fuels, other than his own;

(d)   Seeking to file, filing or causing to be filed any further documents with the SEC that are related to Flex Fuels;

(e)   Seeking to provide or providing any unauthorized information to any shareholders of Flex Fuels; and

(f)   Seeking to take or taking any actions related to the governance of Flex Fuels.

3.   An order requiring Defendant Barr to turn over to Plaintiffs all information and copies thereof obtained from any unauthorized access of the Company's computer servers and email accounts;

4.   A preliminary and permanent injunction enjoining and restraining Defendant Barr or any of his "group" of shareholders (as defined by 15 U.S.C.A. § 78m(d) and associated Regulations) from taking any further joint action to acquire, hold, vote or dispose of their Flex Fuels shares until all required SEC filings and disclosures have been made;

5.   Punitive damages pursuant to 18 U.S.C. § 2707(c);

1   6.   Reasonable attorneys' fees and costs; and

2   7.   Such other additional relief as the Court deems just and proper.

3   Dated: October 3, 2008   BAILEY KENNEDY
                                                               Dennis L. Kennedy
4   Joshua M. Dickey

5   And

6   MAYER BROWN LLP
                                                               Neil M. Soltman

7

8

9   By:_____
                                                               JOSHUA M. DICKEY
                                                               8984 Spanish Ridge Avenue
10   Las Vegas, Nevada 89148-1302
                                                               (702) 562-8820 Telephone
11   (702) 562-8821 Facsimile
                                                               DKennedy@BaileyKennedy.com
12   JDickey@BaileyKennedy.com

13   ATTORNEYS FOR PLAINTIFF
                                                               FLEX FUELS ENERGY, INC.

14

15

16   SNELL & WILMER LLP
                                                               Cynthia LeVasseur

17   And

18   HUNTON & WILLIAMS
                                                               Gregory Little

19

20

21   By:_____
                                                               CYNTHIA LeVASSEUR
                                                               3883 Howard Hughes Parkway, Suite 1
22   Las Vegas, Nevada 89169
                                                               (702) 784-5200 Telephone
23   (702) 784-5252 Facsimile

24   ATTORNEYS FOR PLAINTIFF
                                                               BRIAN BARROWS

25

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JURY DEMAND

Plaintiffs hereby demand a jury trial in this action.

Dated: October 3, 2008

BAILEY KENNEDY
Dennis L. Kennedy
Joshua M. Dickey

And

MAYER BROWN LLP
Neil M. Soltman



By: JOSHUA M. DICKEY
8984 Spanish Ridge Avenue
Las Vegas, Nevada 89148-1302
(702) 562-8820 Telephone
(702) 562-8821 Facsimile
DKennedy@BaileyKennedy.com
JDickey@BaileyKennedy.com

ATTORNEYS FOR PLAINTIFF
FLEX FUELS ENERGY, INC.

SNELL & WILMER LLP
Cynthia LeVasseur

And

HUNTON & WILLIAMS
Gregory Little



By: CYNTHIA LeVASSEUR
3883 Howard Hughes Parkway, Suite 1
Las Vegas, Nevada 89169
(702) 784-5200 Telephone
(702) 784-5252 Facsimile

ATTORNEYS FOR PLAINTIFF
BRIAN BARROWS